

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2016

Eugene Wong
Chief Executive Officer
EliteSoft Global Inc.
18582 N.W. Holly St.
Unit #202
Beaverton, Oregon 97006-7014

     Re: EliteSoft Global Inc.
              Registration Statement on Form S-1
              Filed August 18, 2016
              File No. 333-213189

Dear Mr. Wong:

     Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

     If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                     Sincerely,

                     /s/ Lisa M. Kohl for

                     Mara L. Ransom
                     Assistant Director